INSPRO TECHNOLOGIES CORPORATION

150 N. Radnor-Chester Road

Suite B-101

Radnor, Pennsylvania 19087

February 1, 2013

VIA EDGAR AND FACSIMILE AT (202) 772-9198

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Mark P. Shuman

Branch Chief – Legal

Re:	InsPro Technologies Corporation
Registration Statement on Form S-1

Filed December 31, 2012

File No. 333-185752

Form 10-K

Filed March 30, 2012

File No. 000-51701

Dear Mr. Shuman:

On behalf of InsPro Technologies Corporation (the “Company”), I am responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 18, 2013 with respect to the Company’s Registration Statement on Form S-1 referred to above (the “Registration Statement”) and the Company’s Annual Report on Form 10-K referred to above (the “Annual Report”).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses to your comments.

Where indicated below, the Company has made changes to the referenced disclosures in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing contemporaneously with this response letter, and in Amendment No. 1 to the Annual Report (the “10-K/A”), which the Company filed on January 29, 2013. Amendment No. 1 also contains certain changes and additions resulting from recent developments and management’s ongoing review of the disclosures contained therein.

We have also sent to your attention via overnight delivery one courtesy copy of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 1 as filed via EDGAR; (iii) Amendment No. 1, marked to show changes against the initial Registration Statement, as filed with the Commission on December 31, 2012; and (iv) the 10-K/A as filed via EDGAR on January 29, 2013.

Form S-1

Undertakings, page II-10

Securities and Exchange Commission Page 2 of 3 February 1, 2013

1.	Please provide the undertakings required by paragraphs (a)(5) and (6) of Regulation S-K. Also please remove the Items 512(b) and 512(i) undertakings or advise why they are appropriate for your offering.

Response: We have revised Item 17 on page II-10 of Amendment No. 1 to include the additional undertakings and remove the undertakings referenced in the staff’s comment.

Form 10-K

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 20

1.	It appears that your disclosure regarding your disclosure controls and procedures does not provide an effectiveness conclusion. Please refer to Item 307 of Regulation S-K and amend your Form 10-K to provide a clear statement of your principal executive and principal financial officer’s conclusions regarding the effectiveness of the company’s disclosure controls and procedures.

Response: We have revised Item 9A on page 1 of the 10-K/A to provide the statement of our principal executive and principal financial officer’s conclusions regarding the effectiveness of our disclosure controls and procedures.

When the Company requests acceleration of the effective date of the Registration Statement, it will provide a statement acknowledging that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (484) 654-2206.

Regards,

Anthony R. Verdi

Securities and Exchange Commission Page 3 of 3 February 1, 2013

Enclosures

cc:	Matthew Crispino (Securities and Exchange Commission)

James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP)

Jared T. Zane (Morgan, Lewis & Bockius LLP)

Tracy Dowling (Morgan, Lewis & Bockius LLP)